Question#77, Item-C

A Special meeting of Shareholders of the Style Select Series, Inc. (the "Fund") was held on August 15, 2002. The Large-Cap Growth
Portfolio and Mid-Cap Growth Portfolio of the Fund voted in favor of adopting the following proposals.

1. To approve the reorganization providing for the acquisition of all of the assets and liabilities of the Style Select Large-Cap Growth Portfolio and Mid-Cap Growth Portfolio by the Style Select Focused Large-Cap Growth Portfolio and the Style Select Focused Multi-Cap Growth Portfolio respectively.

Name of Portfolio           Votes in       Votes         Votes
			    Favor of      Against      Abstained

Large-Cap Growth Portfolio   2,964,696    110,078       240,967
Mid-Cap Growth Portfolio     4,761,705    158,382       247,216


2. To transact such other business as properly may come before the Meeting or any adjournment thereof.